VIA EDGAR

November 20, 2012

Mr. Chad Eskildsen

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Eskildsen:

This letter responds to the comments on Post-Effective Amendment No. 64 to the Registrant’s registration statement on Form N-1A (“PEA 64”) on behalf of the Wasatch Emerging Markets Select Fund (the “Fund”) filed on EDGAR on August 22, 2012 that were provided to me by telephone on Friday, October 5, 2012 by the Securities and Exchange Commission (the “SEC”).

Prospectuses

1. SEC Comment: In the shareholder fee table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectuses for the Investor Class shares and the Institutional Class shares, please consider removing the line items-Maximum Sales Charge (Load) Imposed on Purchases, Maximum Deferred Sales Charge (Load) and Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions since there are no loads for the Funds.

Response: The Registrant will maintain the first line item Maximum Sales Charge (Load) Imposed on Purchases since the Registrant believes that this will confirm to shareholders that the Fund(s) does not have a sales charge (load). The Registrant will remove the line items Maximum Deferred Sales Charge (Load) and Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Other Distributions.

2. SEC Comment: In the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectuses for the Investor Class shares and the Institutional Class shares, please delete “Short-Term” from “Short-Term Redemption Fee.”

Response: The Registrant will make the change as requested.

3. SEC Comment: In the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectuses for the Investor

Class shares and the Institutional Class shares, please change the title of the table from “Annual Operating Expenses” to “Annual Fund Operating Expenses.”

Response: The Registrant will make the change as requested.

4. SEC Comment: In the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectuses for the Investor Class shares and the Institutional Class shares, please explain why there is no line item for Acquired Fund Fees and Expenses.

Response: The Fund may invest in other investment companies. However, such Acquired Fund Fees and Expenses is expected to be less than 0.01% and therefore would be included in Other Expenses as permitted by Item 3, Instruction

3(f)(i) of Form N-1A.

5. SEC Comment: In the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectuses for the Investor Class shares and the Institutional Class shares, there is a line item for Expense Reimbursement. Please confirm that a copy of the Expense Reimbursement Agreement for the Fund will be filed as an exhibit to the registration statement.

Response: The Expense Reimbursement Agreement was filed as exhibit h-6 to Post-Effective Amendment No. 65 to the Registrant’s Registration Statement on Form N-1A on October 5, 2012.

6. SEC Comment: In Footnote 1 to the annual fund operating expenses table in the section entitled “Summary-Fees and Expenses of the Fund” in the Prospectuses for the Investor Class shares and the Institutional Class shares, please revise the footnote to include who can terminate the expense reimbursement and under what circumstances as required by Item 3, Instruction 3(e) of Form N-1A.

Response: The Registrant will make the change as requested.

7. SEC Comment: In the section entitled “Summary-Principal Strategies” in the Prospectuses for the Investor Class shares and the Institutional Class shares, the second sentence states that “Under normal market conditions, we will invest in the equity securities (including common stock, preferred stock and securities convertible into common stock) of companies that are tied economically to emerging market countries.” The name of the Fund includes “emerging markets” and therefore must comply with Rule 35d-1 of the Investment Company Act of 1940, as amended. Please revise the disclosure to indicate that the Fund will invest at least 80% of the Fund’s assets in equity securities of companies that are tied economically to emerging market countries.

Response: The Registrant will make the change as requested.

8. SEC Comment: In the section entitled “Summary-Principal Risks” in the Prospectuses for the Investor Class shares and the Institutional Class shares, please include a convertibles securities risk and a small company risk.

Response: The Registrant will make the change as requested.

9. SEC Comment: In the section entitled “Summary-Tax Information” in the Prospectus for the Investor Class shares, please revise and make consistent with the “Tax Information” section in the Institutional Class shares Prospectus.

Response: The Registrant will make the change as requested.

10. SEC Comment: In the section entitled “Additional Information About the Fund-Principal Investment Strategies and Principal Risks” in the Prospectuses for the Investor Class shares and the Institutional Class shares, please ensure that the information provided in this section is consistent with the Summary for each Fund.

Response: The Registrant will make the sections consistent.

11. SEC Comment: In the section entitled “Additional Information About the Fund-Principal Investment Strategies and Principal Risks” in the Prospectuses for the Investor Class shares and the Institutional Class shares, the disclosure has exchange traded funds and initial public offerings listed as principal investment strategies and principal risks. Please confirm that they are principal investment strategies and risks. Please include disclosure in the Summary section of the Prospectus if such investments are principal.

Response: The Registrant will add disclosure regarding initial public offerings to the sections Summary-Principal Investment Strategies and Summary-Principal Risks.

The Fund does not intend to invest a significant amount of its assets in exchange traded funds. Various ETFs have received exemptive relief from Section 12(d)(1) of the 1940 Act permitting other investment companies (such as the Wasatch Funds), to invest in the respective ETF beyond the limitations imposed by Section 12(d)(1) of the 1940 Act (the “ETF Orders”). Wasatch Funds rely on certain ETF Orders and therefore may invest in the respective ETFs beyond the limits of Section 12(d)(1), subject to the terms and conditions of the ETF Orders. In general terms, the ETF Orders permit investing funds and their affiliates to purchase up to 25% of the voting securities of the ETF, subject to various terms and conditions designed to address the concerns underlying Section 12(d)(1). Additionally, the ETF Orders permit purchasing funds to exclude certain covered ETFs from the 10% investment company holdings limits imposed by Section 12(d)(1)(A)(iii). Among other things, the ETF orders also generally require the investing funds to provide certain disclosure regarding these investments if certain thresholds are met.

All Wasatch Funds are able to invest in the ETFs beyond the limitations of Section 12(d)(1), up to the 25% limitation imposed by the ETF Order, subject to other compliance limitations. The ETF Orders permit other investment companies to invest in the respective ETF’s shares beyond the limits of Section 12(d)(1). The ETF Orders contain numerous conditions designed to address the concerns underlying Section 12(d)(1), including prescribed disclosure in the purchasing fund’s prospectus.

12. SEC Comment: In the section entitled “Account Policies-Selling (Redeeming) Shares” in the Prospectuses for the Investor Class shares and the Institutional Class shares, the disclosure notes that redemption proceeds can also be sent by wire ($15.00 fee) or electronic funds transfer to your preauthorized bank account. Please disclose the wire fee in the Shareholder Fee Table in the Summary section of the Prospectus.

Response: Item 11(c) of Form N-1A states that the Fund describe the procedures for redeeming the Fund’s shares. The Registrant believes that the wire fee is appropriately disclosed in the current section in the Prospectus and therefore does not have to be included in the Shareholder Fee Table. Moreover, this fee is not applicable to all shareholders, but rather only those initiating a wire transfer. Accordingly, the Registrant respectfully declines to incorporate the staff’s comment.

13. SEC Comment: In the section entitled “Account Policies-How Fund Shares are Priced” in the Prospectuses for the Investor Class shares and the Institutional Class shares, please confirm that a customer receives the net asset value next determined after the purchase order is received by the transfer agent.

Response: The Registrant confirms that a customer receives the net asset value next determined after the purchase order is received by the transfer agent. Please see first bullet in the “How Shares are Priced” section of the Prospectus.

14. SEC Comment: In the section entitled “Other Information” in the Prospectuses for the Investor Class shares and the Institutional Class shares, please change the zip code for the Securities and Exchange Commission from 20549-0102 to 20549-1520.

Response: The Registrant will make the change as requested.

Statements of Additional Information

15. SEC Comment: In the section entitled “Investment Strategies and Risks-Swap Agreements” in the Statements of Additional Information for the Investor Class shares and the Institutional Class shares, please disclose if the Fund segregates notional amount to cover a swap.

Response: It is not a principal strategy of the Fund to invest in swaps. However, if the Fund does hold such instruments, the Fund will segregate the notional amount to cover a swap.

16. SEC Comment: In the section “Management of the Trust-Management Information-Other Directorships held by Trustees for the Past Five Years”, in the Statements of Additional Information for the Investor Class shares and the Institutional Class shares, please confirm that Mr. Jensen has listed all other directorships for the past five years.

Response: The information will be revised to include other directorships as required by Item 17 of Form N-1A.

17. SEC Comment: In the section “Management of the Trust-Leadership Structure and the Board of Trustees-Information about Each Trustee’s Qualification, Experience, Attributes or Skills” in the Statements of Additional Information for the Investor Class shares and the Institutional Class shares, the information is similar to a resume. Please revise information to further describe qualifications and experience as required by Item 17(b)(10) of

Form N-1A.

Response: The Registrant believes the disclosure meets the requirements of Item 17(b)(10) of Form N-1A, however it will endeavor to disclose more clearly that it believes the Trustee’s experience, skills, and education currently disclosed qualify him or her to serve on the Board of the Trust.

18. SEC Comment: In the section “Management of the Trust-Compensation” in the Statements of Additional Information for the Investor Class shares and the Institutional Class shares, please revise the compensation table to include the number of series in the Fund complex.

Response: The Registrant will make the change as requested.

19. SEC Comment: In the section “Portfolio Management-Wasatch Advisors, Inc.—Portfolio Management Team Compensation-Performance Bonus” in the Statements of Additional Information for the Investor Class shares and the Institutional Class shares, please disclose (i) if performance bonus is based on pre-tax or post-tax performance and (ii) indices and/or peer groups utilized to evaluate performance.

Response: The Registrant will revise the disclosure to indicate that the performance bonus is based on pre-tax performance and that peer groups are utilized to evaluate performance.

******

Please call me at (617) 662-3969 if you have any further questions.

You requested that the Registrant make certain representations concerning the Registration Statement on Form N-1A and the response being made to the comments received. These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes

Vice President and Managing Counsel

cc: R. Biles

EXHIBIT

[Wasatch Funds Letterhead]

Via EDGAR Correspondence

November 20, 2012

Mr. Chad Eskildsen

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Mr. Eskildsen:

In connection with a response being made on behalf of Wasatch Funds Trust (“Registrant”) to comments you provided on October 5, 2012 with respect to Post-Effective Amendment No. 64 to the Registrant’s registration statement on Form N-1A (“PEA 64”) on behalf of the Wasatch Emerging Markets Select Fund, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in PEA 64;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in PEA 64 reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to PEA 64; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We trust that the foregoing is responsive to your request made on October 5, 2012. Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles

Russell L. Biles

Secretary of the Trust

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